SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

American Realty Capital Trust, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

02917L101
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,170,674

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,170,674

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
3,170,674

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
29,701

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
29,701

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
29,701

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
956,683

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
956,683

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
956,683

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
4,949,600

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
4,949,600

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
4,949,600

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
4,949,600

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
4,949,600

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
4,949,600

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
482,946

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
482,946

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
482,946

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
482,946

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
482,946

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
482,946

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
10,112,796

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
10,112,796

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
10,112,796

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
10,112,796

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
10,112,796

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
10,112,796

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
9,589,604

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
9,589,604

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
9,589,604

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
10,112,796

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
10,112,796

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
10,112,796

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of American Realty Capital Trust, Inc. (the "Issuer").  The Issuer's principal executive office is located at 405 Park Avenue, 14th Floor New York, New York 10022.

ITEM 2.  Identity and Background.

(a)-(c) and (f) the names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

● Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

● Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);

● Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

● Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

● Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

● Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

● Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

● Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

● Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

● LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

● Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to accounts it separately manages (the “Separately Managed Accounts”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the managing member of the Spectrum Onshore Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds and the Separately Managed Accounts.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

The business address of each of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Luxor Capital Group is providing investment management services.

The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

The principal business of LCG Holdings is serving as the general partner or managing member of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

The Directors and Executive Officers of the Offshore Feeder Fund and the Spectrum Offshore Feeder Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

A total of approximately $122,919,136 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Accounts and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.  Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

        On September 6, 2012, the Issuer announced that it entered into a merger agreement with Realty Income Corporation.  The Reporting Persons do not support the merger agreement in its current form and plan to issue the press release attached hereto as Exhibit D.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

(a)   The Reporting Persons beneficially own:

(i) The Onshore Fund individually beneficially owns 3,170,674 shares of Common Stock representing 2.0% of all of the outstanding shares of Common Stock.

(ii) The Spectrum Onshore Fund individually beneficially owns 29,701 shares of Common Stock representing less than 0.1% of all of the outstanding shares of Common Stock.

(iii) The Wavefront Fund individually beneficially owns 956,683 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iv) The Offshore Master Fund individually beneficially owns 4,949,600 shares of Common Stock representing 3.1% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(v) The Spectrum Offshore Master Fund individually beneficially owns 482,946 shares of Common Stock representing 0.3% of all of the outstanding shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(vi) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 9,589,604 shares of Common Stock beneficially owned by them, and an additional 523,192 shares of Common Stock held in the Separately Managed Accounts, representing 6.4% of all of the outstanding shares of Common Stock.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 10,112,796 shares of Common Stock beneficially owned by Luxor Capital Group, representing 6.4% of all of the outstanding shares of Common Stock.

(viii) LCG Holdings may be deemed to be the beneficial owner of the 9,589,604 shares of Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 6.1% of all of the outstanding shares of Common Stock.

(ix) Mr. Leone may be deemed to be the beneficial owner of the 9,589,604 shares of Common Stock beneficially owned by LCG Holdings.

(x) Collectively, the Reporting Persons beneficially own 10,112,796 shares of Common Stock representing 6.4% of all of the outstanding shares of Common Stock.

(b)  The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,170,674 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 29,701 shares of Common Stock individually beneficially owned by the Spectrum Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 956,683 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,949,600 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 482,946 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 523,192 shares of Common Stock held in the Separately Managed Accounts.

(c)   The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Funds and the Separately Managed Accounts have entered into notional principal amount derivative agreements (the "Derivative

Agreements") with respect to shares of Common Stock of the Issuer representing an economic interest in the shares of Common Stock as set forth below:
Fund/Account	Number of Shares underlying Derivative Agreements	Economic Ownership %
Onshore Fund	125,391	0.1%
Luxor Onshore Fund	1,175	*
Wavefront Fund	37,824	*
Offshore Master Fund	195,828	0.1%
Luxor Offshore Master Fund	19,107	*
Separately Managed Accounts	20,675	*

Total:	400,000

* Represents an economic interest of less than 0.1% of the Common Stock.

Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in approximately 0.3% of the shares of Common Stock.  The Derivative Agreements provide the Funds and Separately Managed Accounts with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions

Except as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Directors and Executive Officers of the Offshore Feeder Fund and Spectrum Offshore Feeder Fund

Exhibit B - Joint Filing Agreement

Exhibit C - Power of Attorney

Exhibit D - Press Release

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 15, 2012

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
        Norris Nissim,
        General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
       Norris Nissim,
       General Counsel

/s/ Adam Miller
Adam Miller, as Agent
For Christian Leone

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
AND LUXOR SPECTRUM OFFSHORE, LTD.

1.     Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.     Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.     Christian Leone (See Item 2)

EXHIBIT B
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of American Realty Capital Trust, Inc. dated as of October 15, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 15, 2012

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR MANAGEMENT, LLC

By:        /s/ Norris Nissim
Norris Nissim,
General Counsel

/s/ Adam Miller
Adam Miller, as Agent
For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK)
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
    Notary Public

[Notary Stamp and Seal]

EXHIBIT D

Luxor Capital Group Announces That It Intends to Vote Against the Proposed
American Realty Capital Trust Merger

NEW YORK (October 15, 2012) – Luxor Capital Group, LP, a New York based investment manager (“Luxor”), beneficially owns and controls 10,112,796 common shares of American Realty Capital Trust (NYSE: ARCT), or approximately 6.4% of the common shares outstanding.  Luxor will not support the proposed merger agreement in its current form.

On September 6, 2012 ARCT and Realty Income Corporation (NYSE: O) announced the terms of their proposed merger, with ARCT shareholders to receive 0.2874 shares of Realty Income for every one share of ARCT.  The consideration paid, based upon the previous night’s closing prices of both ARCT and Realty Income, represented a 2% premium for ARCT shareholders.  ARCT’s Board of Directors unanimously recommended the transaction to its shareholders.

The transaction’s benefit to Realty Income shareholders is apparent.  The merger is instantly accretive to adjusted funds from operations (AFFO) per share, it allows for a substantial and immediate increase in Realty Income’s pro forma dividend per share, it extends Realty Income’s weighted average lease life and it raises occupancy rates on a pro forma basis1.  In one transaction, Realty Income will be able to increase its dividend per share by an amount greater than it has achieved through acquisitions and organic growth over the last 4 years combined2.

In contrast, for ARCT shareholders, the deal is dilutive to AFFO per share, brings additional lease roll risk and, most importantly, dramatically dilutes the dividend yield.  Prior to the proposed merger, ARCT had approximately a 6% dividend yield with high-quality tenants and no material lease rolls for five years3.   Realty Income had a 4.3% dividend yield and greater lease roll risk over the next five years.  Luxor does not believe that increased size and liquidity warrant such a dilutive deal.

Luxor also opposes the transaction for reasons related to the compensation structure at ARCT.   Prior to its public listing, ARCT was an externally-managed, private REIT with a promote structure to reward the external manager (essentially the current management team of ARCT).   As part of the public listing process, ARCT converted the external manager to an internal manager, thereby doing away with the promote concept for existing management.  In its place the former ARCT management company was awarded a one-time payment for the “value” it would create for ARCT shareholders over the 180 day-period post ARCT’s IPO listing.  This “value” created was defined as the difference between the Strike Price and $9.81 per ARCT share, with the “Strike Price” defined as the weighted average trading price for ARCT shares for the 30-day period commencing on August 28, 20124.  Had Realty Income stock appreciated on news of the highly accretive transaction with ARCT, management of ARCT would have profited materially, drawing into question, to Luxor, the motivations of the merger with Realty Income particularly in light of the fact that previous overtures by Realty Income to acquire and/or merge with ARCT had been repeatedly rejected.5

Luxor sees no compelling reason as a shareholder of ARCT to support the proposed merger in its current form.

-----------------------------------------------------

 i. Realty Income investor presentation, September 6, 2012, pages 6 and 15.

ii.  Realty Income investor presentation, September 6, 2012, page 15.

iii.  ARCT investor presentation, June 2012, page 6.

iv.  ARCT 10-Q for the period ending June 30, 2012, page 18.

v.   ARCT and Realty Income joint proxy statement, October 1, 2012, pages 50-61.

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

None of the Reporting Persons effected any transactions in securities of the Issuer during the past sixty (60) days:

Date	Fund/Account	Amount of Shs. Bought or (Sold)	Price ($) per Share
10/11/2012	Luxor Capital Partners, LP	187,796	11.9748
10/11/2012	Luxor Capital Partners Offshore Master Fund, LP	291,187	11.9748
10/11/2012	Luxor Spectrum, LLC	1,778	11.9748
10/11/2012	Luxor Spectrum Offshore Master Fund, LP	28,534	11.9748
10/11/2012	Luxor Wavefront, LP	56,425	11.9748
10/11/2012	Separately Managed Accounts	30,880	11.9748
10/10/2012	Luxor Capital Partners, LP	439,696	11.8589
10/10/2012	Luxor Capital Partners Offshore Master Fund, LP	686,639	11.8589
10/10/2012	Luxor Spectrum, LLC	4,087	11.8589
10/10/2012	Luxor Spectrum Offshore Master Fund, LP	66,891	11.8589
10/10/2012	Luxor Wavefront, LP	133,110	11.8589
10/10/2012	Separately Managed Accounts	72,977	11.8589
10/5/2012	Luxor Capital Partners, LP	137,884	11.9533
10/5/2012	Luxor Capital Partners Offshore Master Fund, LP	216,211	11.9533
10/5/2012	Luxor Spectrum, LLC	1,291	11.9533
10/5/2012	Luxor Spectrum Offshore Master Fund, LP	20,777	11.9533
10/5/2012	Luxor Wavefront, LP	41,196	11.9533
10/5/2012	Separately Managed Accounts	22,541	11.9533
10/1/2012	Luxor Capital Partners Offshore Master Fund, LP	(137,004)	11.7069
10/1/2012	Luxor Spectrum, LLC	(3,209)	11.7069
10/1/2012	Luxor Spectrum Offshore Master Fund, LP	(2,414)	11.7069
10/1/2012	Luxor Wavefront, LP	(790)	11.7069
10/1/2012	Separately Managed Accounts	(26,583)	11.7069
9/7/2012	Luxor Capital Partners, LP	1,717,041	12.4243
9/7/2012	Luxor Capital Partners Offshore Master Fund, LP	2,779,626	12.4243
9/7/2012	Luxor Spectrum, LLC	18,424	12.4243
9/7/2012	Luxor Spectrum Offshore Master Fund, LP	263,675	12.4243
9/7/2012	Luxor Wavefront, LP	518,977	12.4243
9/7/2012	Separately Managed Accounts	302,257	12.4243
9/6/2012	Luxor Capital Partners, LP	455,300	12.1510
9/6/2012	Luxor Capital Partners Offshore Master Fund, LP	769,100	12.1510
9/6/2012	Luxor Spectrum, LLC	4,800	12.1510
9/6/2012	Luxor Spectrum Offshore Master Fund, LP	69,200	12.1510
9/6/2012	Luxor Wavefront, LP	137,000	12.1510
9/6/2012	Separately Managed Accounts	80,497	12.1510

8/17/2012	Luxor Capital Partners, LP	(206,200)	11.2954
8/17/2012	Luxor Capital Partners Offshore Master Fund, LP	(298,001)	11.2954
8/17/2012	Luxor Spectrum, LLC	(2,285)	11.2954
8/17/2012	Luxor Spectrum Offshore Master Fund, LP	(32,700)	11.2954
8/17/2012	Luxor Wavefront, LP	(64,500)	11.2954
8/17/2012	Separately Managed Accounts	(36,315)	11.2954

The above transactions were effected in the open market.